Exhibit 99.1

Ayr Wellness Appoints David Goubert as President

CPG & Retail Veteran to Drive Operations at Ayr as it Positions for Next Phase of Growth & Optimization

MIAMI, October 12, 2022 -- Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that consumer packaged goods (“CPG”) and retail industry veteran David Goubert has been appointed President, joining Ayr’s leadership team to oversee the Company’s operational and commercial functions, including production, supply chain, retail, wholesale and marketing. Mr. Goubert will report to Ayr’s Founder and CEO, Jonathan Sandelman.

Mr. Goubert joins Ayr from Neiman Marcus Group (“NMG”), one of the largest multi-brand retailers in the United States, where he helped lead the company through a transformation to become one of the strongest retailers in the country. Most recently, he served as NMG’s President and Chief Customer Officer, where he was responsible for the full P&L of the Neiman Marcus brand as well as all customer touchpoints. Prior to that role, he led NMG’s digital and in-store retail operations as Chief Retail Officer, driving many of NMG’s enhancements to the customer experience, creating personalized and memorable experiences for customers at each of the company’s 36 locations, as well as online, including style advisor matching, virtual appointments, in-store pick-up, and virtual fashion events.

“We are excited to add an experienced CPG and retail operator to our leadership team,” said Jonathan Sandelman, Ayr’s Chief Executive Officer. “As the Board and I engaged with David over the last several months, it became clear that he was a natural leader with a track record of driving positive organizational change and operational excellence. His experience at other vertically integrated, consumer-facing businesses makes him the ideal choice to help support our Company as we enter our next phase of growth and optimization of our footprint.”

Mr. Sandelman continued, “Over the last five years, Ayr has built a foundation. We have secured new licenses, opened cultivation facilities, and acquired and integrated new businesses, all of which have expanded the Company’s scale and enhanced the breadth and quality of the products we offer our customers. David will be an important part of our leadership team as we focus on sustainable, profitable growth.”

Prior to joining Neiman Marcus, Mr. Goubert spent 20 years at LVMH, the world’s leading luxury consumer-products company. Most recently, he served as Senior Vice President of LVMH’s Starboard Cruise Services subsidiary, spearheading partner relations and overseeing hundreds of retail outlets on Starboard cruise ships. He previously spent 15 years at the company’s flagship Louis Vuitton brand, where he successively led the company’s demand planning, U.S. manufacturing, worldwide supply chain, and all retail operations in the Southern United States, the Caribbean and Latin America.

“I’m proud to join Ayr at this pivotal time in the Company’s history as its focus shifts to performance enhancement,” said David Goubert. “After more than two decades of operating large consumer-facing businesses, I am excited to apply my experience to Ayr’s strong foundation. I look forward to working with Jonathan, the Board of Directors and Ayr’s talented team as we collectively build on the work that has been done to develop Ayr into one of the few scaled companies in the cannabis industry. We will drive operational excellence throughout the Company through world-class practices and capitalize on our broad footprint and strong foundation.”

Mr. Goubert will join Ayr on November 1, 2022 and will be based out of the Company’s Miami headquarters.

Co-Chief Operating Officer Jason Griffith, who has helped integrate Ayr’s operating footprint over the last several years, will transition out of the Company. Mr. Griffith has agreed to remain with the Company through a transitionary period to ensure continuity.

Co-Chief Operating Officer Jennifer Drake will serve as Ayr’s sole Chief Operating Officer.

Jonathan Sandelman added, “On behalf of the entire Ayr team, I would like to thank Jason for his contributions to the Company. Jason has helped lead Ayr through its formative years and was instrumental in developing the foundation that Ayr sits on today, poised for profitable growth and further success. We are grateful for his hard work and extraordinary contributions to our company.”

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company’s mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (720) 330-2829

Email: IR@ayrwellness.com